Rockwood Holdings, Inc.
100 Overlook Center
Princeton, New Jersey 08540

August 8, 2005

VIA FACSIMILE AND EDGAR

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

    Re:
    Rockwood Holdings, Inc.
    Registration Statement on Form S-1
    File No.: 333-122764

Ladies and Gentlemen:

        Pursuant to Rule 461 under the Securities Act of 1933, as amended (the "Act"), the undersigned hereby requests that the effective date of the above-referenced Registration Statement on Form S-1 of Rockwood Holdings, Inc. (the "Company") be accelerated so that the Registration Statement may become effective at 11:00 a.m. EDT on August 12, 2005, or as soon as possible thereafter. In this regard, the Company is aware of its obligations under the Act.

        The Company acknowledges that:

  •
  should the Securities and Exchange Commission (the "Commission") or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

  •
  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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  the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,
Rockwood Holdings, Inc.
By:	/s/ Thomas J. Riordan Thomas J. Riordan

August 8, 2005

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:    Rockwood Holdings, Inc.
          Registration Statement on Form S-1
          File No.: 333-122764

Ladies and Gentlemen:

        In connection with the above-captioned Registration Statement, we wish to advise that between July 22, 2004 and the date hereof 20,831 copies of the Preliminary Prospectus dated July 22, 2005 were distributed as follows: 20,119 to 7 prospective underwriters; 698 to 698 institutional investors; 0 to 0 prospective dealers; 0 to 0 individuals; 9 to 3 rating agencies and 5 to 5 others.

        We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

        We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 11:00 a.m. EDT on August 12, 2005 or as soon thereafter as practicable.

Very truly yours,

GOLDMAN, SACHS & CO.
CREDIT SUISSE FIRST BOSTON LLC
LEHMAN BROTHERS INC.
UBS SECURITIES LLC
As Representatives of the
Prospective Underwriters

By:	/s/ GOLDMAN, SACHS & CO. (Goldman, Sachs & Co.)